 

06006975

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	AB 3/29/06 SEC FILE NO. B-47352

REPORT FOR THE PERIOD BEGINNING __1/1/2005__ AND ENDING __12/31/2005__
    MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

__8867 Major Run__
(No. and Street)

SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 192 SECTION

__Indianapolis__   __IN__   __46256__
(CITY)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Stan Whittlesey   (317) 594-0023
                                       (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)
   Jeremiah Lockett

   5555 N. Tacoma, Suite 207   Indianapolis, IN   46220

(ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

PROCESSED

JUN 08 2006

THOMSON FINANCIAL



OATH OR AFFIRMATION

I, ___Stan Whittlesey___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___EBH Securities, Inc.___ as of ___December 31, 2005___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

_____
Notary Public

My Commission expires: 6/22/2012

MICHELLE L. URBANEK
Marion County
My Commission Expires
June 22, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EBH SECURITIES, INC.

**FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2005**

JEREMIAH LOCKETT
Certified Public Accountant
6502 Sunset Lane
Indianapolis, IN 46260
(317) 255-6338

INDEPENDENT AUDITOR'S REPORT

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

I have audited the accompanying balance sheet of EBH Securities, Inc. as of December 31, 2005 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBH Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 7-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements; and, in my opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeremiah Lockett, MBA, CPA
February 27, 2006

EBH SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS

Cash	$ 8,154	
Accounts receivable	15,041	
Total current assets		$23,195

EQUIPMENT

Furniture	5,448	
Less accumulated depreciation	(5,448)	-
Total Assets		$23,195

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Payroll taxes payable	$ 365	
Income taxes payable	47	
Commissions payable	9,471	
Total current liabilities		$ 9,883

CONTRIBUTED CAPITAL

Common stock, no-par, 1,000 shares authorized, 500 shares issued and outstanding	$ 7,849	
Additional paid in capital	12,260	
Retained earnings	(6,797)	
Total Stockholder's Equity		13,312
Total Liabilities and Stockholder's Equity		$23,195

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Fees		
Interest income	$ 61,598	
Total Revenue	22	$61,620
EXPENSES		
Commissions	11,090	
Salaries	14,011	
Rent	1,173	
Payroll tax expense	1,437	
Telephone	3,641	
License	2,555	
Auto expense	5,182	
Audit and accounting	2,500	
Office supplies	1,385	
Travel	2,407	
Bank charges	166	
Postage	1,096	
Legal fees	187	
Outside services	8,987	
Publications	495	
Meals and entertainment	1,356	
Liability insurance	1,187	
Health insurance	2,449	
Total Expenses		61,304
Net Income Before Income Taxes		316
Income Taxes		47
Net Income After Income Taxes		$ 269

The accompanying notes are an integral part of the financial statements

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 269

Adjustments to reconcile net income to net cash
provided by operating activities:

Increase in accounts receivable	(13,991)
Increase in payroll taxes payable	365
Decrease in taxes payable	(286)
Increase in commissions payable	9,160
Net cash used for operating activities	(4,483)
Cash balance at beginning of year	12,637
Cash balance at end of year	$ 8,154

EBH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2004	$ 7,849	$ 12,260	$(7,066) $	13,043
Additions: Net income	-	-	269	269
Deductions:	-	-	-	-
Balance at December 31, 2005	$ 7,849	$12,260	$(6,797)	$13,312

The accompanying notes are an integral part of the financial statements

EBH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. <u>NATURE OF THE ORGANIZATION</u>

    EBH Securities, Inc., located in Indianapolis, Indiana, is an Indiana
    corporation established on May 10, 1994, as a securities broker. EBH
    Securities, Inc. is a closely held corporation with a 100% stockholder.

2. <u>SIGNIFICANT ACCOUNTING POLICIES</u>

    EBH Securities, Inc., prepares its financial statements on the accrual
    basis of accounting.

    The preparation of financial statements in accordance with generally
    accepted accounting principles requires management to make estimates
    and
    use assumptions that affect reported amounts. Actual results may differ
    from
    such estimates.

    Purchased furniture and office equipment are recorded at cost.
    Depreciation is recognized using the straight-line method over the
    estimated
    useful lives of seven years and five years respectfully.

EBH SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

Total Ownership Equity from Statement of Financial Condition	$ 23,195
Total Ownership Equity Qualified for Net Capital	$ 13,312
Deductions and/or charges (nonallowables)	-
Net Capital before haircuts on securities positions	13,312
Net Capital	$ 13,312

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 659
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 8,312
Excess net capital at 100%	$ 12,324

Certified Public Accountant
6502 Sunset Lane
Indianapolis, Indiana 46260
(317) 255-6338

REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Stan Whittlesey
President
EBH Securities, Inc.
Indianapolis, Indiana

In planning and performing my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EBH Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the monthly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security account customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragragh.

8

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. My study and evaluation disclosed that no material weakness exists. This evaluation was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of EBH Securities, Inc. for the year ended December 31, 2005. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k (2)(i) and k (2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jeremiah Lockett, MBA, CPA
February 27, 2006

9

JEREMIAH LOCKETT
Certified Public Accountant
6502 Sunset Lane
Indianapolis, IN 46260
(317) 255-6338

REPORT ON RECONCILIATION OF NET CAPITAL

A reconciliation, including appropriate explanations, of the audited computation of net capital and computation 15c3-3 reserve requirement and the broker-dealer's corresponding unaudited Part IIA was conducted. The following differences were found from the Focus Filing of October 1, 2005 to December 31, 2005.

Accrued expenses were understated by $92.

Jeremiah Lockett

Jeremiah Lockett, MBA, CPA
February 27, 2006